

August 29, 2013

<u>Via E-mail</u>
Mr. Robert G. Gwin
Chief Financial Officer
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046

> **Re: Anadarko Petroleum Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2012**
> **Filed February 19, 2013**
> **File No. 1-08968**

Dear Mr. Gwin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2012</u>

<u>Risk Factors, page 33</u>

<u>We are not insured against all of the operating risks to which our business is exposed, page 46</u>

1.	We note your disclosure at page 38 that you routinely apply hydraulic-fracturing techniques in many of your U.S. onshore oil and natural-gas drilling and completion programs. We also note your disclosure at pages 38 – 39 regarding the regulatory risks related to hydraulic fracturing, and your disclosure at page 43 regarding laws and regulations relating to environmental protection. Please revise the above-captioned risk factor to address specifically, if material, the financial and operational risks associated with hydraulic fracturing, such as underground migration and surface spillage or mishandling of fluids, including chemical additives.

Notes to Consolidated Financial Statements

Note 17. Contingencies, page 124

Tronox Litigation, page 130

2.   We note that you reversed the settlement-based $525 million accrual previously
         recognized in connection with the Adversary Proceeding described in your filing. We
         also note your disclosure stating that you consider a loss related to the litigation of the
         Adversary Proceeding to be reasonably possible, but not probable. In addition, you have
         disclosed a range of potential loss from zero to $1.4 billion. Please tell us about the
         factors that contributed to management's conclusion that a loss is not probable and to the
         expectation that you will prevail in defending against the claims asserted in the
         Adversary Proceeding. Your response should identify and explain the events that caused
         this change in judgment. As part of your response, please explain the changes in fact
         pattern from December 31, 2011 when $250 million was accrued as the estimated loss
         related to this matter.

Note 21 – Segment Information, page 136

3.   We note that you have presented consolidated adjusted EBITDAX, a non-GAAP
         measure, as part of the footnotes to your consolidated financial statements. Please tell us
         how you considered the guidance per Item 10(e)(5) of Regulation S-K which states that
         non-GAAP measures should be presented outside of the financial statements.

4.   We note the non-GAAP measure consolidated adjusted EBITDAX includes an
         adjustment to remove unrealized gains and losses on derivatives. Your disclosure
         indicates that these gains and losses are excluded from adjusted EBITDAX because they
         are not considered a measure of asset operating performance. Please tell us whether the
         realized gains and losses on derivatives included in adjusted EBITDAX represent a cash
         gain or loss at settlement.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company
acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have any questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director